Joel Parker

Chief Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 20, 2020

Re:	Steward Realty Trust Inc.

Post-Qualification Amendment to Offering Statement on Form 1-A

Filed March 17, 2020

File No. 024-10925

Dear Mr. Parker:

We acknowledge receipt of comments in your letter of March 19, 2020 regarding the Post-Qualification Amendment to the Offering Statement of Steward Realty Trust, Inc. (the “Company”), filed March 17, 2020, which we have set out below, together with our responses.

1.	We reissue prior comment 2 in part. Please ensure the disclosure in your offering statement is current. We note the facing page continues to refer to the annual period ended December 31, 2018. We also note disclosures on pages 30 and 41 regarding the market and security ownership respectively appears to provide information as of 2018. Please revise as previously requested.

The Company has revised the offering statement as requested and updated the disclosures referenced.

If you have additional comments or questions, please contact me at: dan@gosteward.com.

Sincerely,

/s/ Daniel Miller
Daniel Miller
Chief Executive Officer
Steward Realty Trust, Inc.